Exhibit 99.2

RESTRICTED UNIT INDUCEMENT AWARD AGREEMENT

(Performance Vested)

(Executive Officers –Employment Agreements)

This Restricted Unit Inducement Award Agreement (“Agreement”) is entered into as of [DATE] between OraSure Technologies, Inc,, a Delaware corporation (“OraSure” or the “Company”), and NAME (“Participant”).

OraSure hereby awards to the Participant the number of restricted units set forth in Section 1.2 of this Agreement, subject to the restrictions and on the terms and conditions set forth herein (the “Award”).

OraSure and Participant agree as follows:

1. Grant of Restricted Units.

1.1

Incorporation of Plan Terms. This Award constitutes a non-plan “inducement award” as contemplated by NASDAQ Listing Rule 5635(c)(4) and is therefore not made pursuant to the OraSure Technologies, Inc. Stock Award Plan (the “Plan”). Nonetheless, the terms and provisions of the Plan are hereby incorporated into this Agreement by this reference, as if this Award had been granted pursuant to the Plan. Capitalized terms used but not defined herein will have the same meaning as defined in the Plan. A copy of the Plan has been provided to the Participant along with this Agreement.

1.2

Shares Subject to Award. Subject to the terms and conditions of this Agreement, OraSure hereby issues to Participant a total of [# OF UNITS] Restricted Units, all of which shall, subject to adjustment by the Applicable Percentage (as defined below), Vest based on Participant’s continued employment by OraSure or its Subsidiaries until the Vesting Date (as defined below) and the achievement of the Revenue Amount (as defined below). As further described in Section 2.2 below, Participant will be issued Restricted Units, based on the actual level of achievement of the Revenue Amount, as modified by the TSR Modifier. This Award is in full satisfaction of OraSure’s obligation under Section [Section #] of that certain Employment Agreement between OraSure and Participant dated as of [Date of employment agreement] (the “Employment Agreement”).

2. Terms of Restricted Units. The Restricted Units shall be subject to all applicable provisions of the Plan and to the following terms and conditions:

2.1

Transfer Restrictions. Except as expressly provided in Sections 2.2 through 2.4, none of the Restricted Units, or any rights under this Agreement, may be sold, assigned, transferred, pledged, encumbered or otherwise disposed of, voluntarily or involuntarily, by Participant. The foregoing restrictions are in addition to any other restrictions on transfer of the Restricted Units arising under federal or state securities laws or other agreements with OraSure. Any purported sale, assignment, transfer, pledge, encumbrance, or other disposition of Restricted Units in violation of this Agreement shall be null and void and may and will be enjoined.

2.2

Vesting of Restricted Units. Subject to Participant’s continued employment by OraSure or its Subsidiaries and except as otherwise provided in Sections 2.3 and 2.4, the actual number of Restricted Units that shall become Vested on the Vesting Date and settled in accordance with Section 2.5 shall be determined by multiplying (x) the Restricted Units by (y) the Applicable Percentage (based on the actual level of achievement of the Revenue Amount, in accordance with the table and the following paragraph below) by (z) the TSR Modifier.

Revenue Amount	Applicable Percentage
Threshold: $[ ]	[ ]%
Target: $[ ]	[ ]%
Maximum: $[ ]	[ ]%

If the Revenue Amount achieved falls between the levels set forth in the preceding table the Applicable Percentage shall be determined using linear interpolation, provided, however, that if the Revenue Amount is between $[    ] and $[    ], the Applicable Percentage shall be deemed to be [    ]%. No portion of the applicable Restricted Units shall become Vested if the Revenue Amount is less than the Threshold amount shown above, and in such event the affected Restricted Units shall be forfeited to OraSure with no payment or issuance of shares to Participant. To the extent the Revenue Amount exceeds the Maximum amount shown above, the Applicable Percentage shall remain at [    ]%, subject to the TSR Modifier.

2.3

Change of Control. Subject to Participant’s continuing employment by OraSure or its Subsidiaries, 100% of the Restricted Units shall become Vested immediately prior to the consummation of a Change of Control (as defined below) and be settled in accordance with Section 2.5, with the Revenue Amount and the TSR Modifier being deemed to have been achieved at the 100% level.

2.4	Termination of Employment.

(a)

Death or Disability—If Participant’s employment by OraSure and its Subsidiaries is terminated by the Company due to Participant’s death or Disability (as defined below), 100% of the Restricted Units shall become Vested upon the date of such termination of employment and be settled in accordance with Section 2.5, with the Revenue Amount and the TSR Modifier being deemed to have been achieved at the 100% level.

(b)

Without Cause or For Good Reason—If Participant’s employment with OraSure and its Subsidiaries is terminated by the Company without Cause (as defined below) or by Participant for Good Reason (as defined below), then (i) 100% of the unvested Restricted Units shall become Vested upon the date of such termination of employment and be settled in accordance with Section 2.5, if such termination occurs during a Change of Control Period (as defined below), with the Revenue Amount and the TSR Modifier being deemed to have been achieved at the 100% level, and (ii) 50% of the Restricted Units shall become Vested upon the date of such termination of employment and be settled in accordance with Section 2.5 if such termination does not occur during a Change of Control Period, with the Revenue Amount and the TSR Modifier being deemed to have been achieved at the 100% level.

(c)

Retirement—If Participant’s employment with OraSure and its Subsidiaries is terminated due to Participants’ Retirement (as defined below), the Restricted Units shall Vest on the Vesting Date and be settled in accordance with Section 2.5, on a pro-rata basis through the date of Retirement based on the actual level of achievement of the Revenue Amount and the TSR Modifier during the Performance Period.

(d)

Other—If Participant’s employment by OraSure and its Subsidiaries is terminated for any reason other than as specified in Sections 2.4(a), (b) or (c), all of the Restricted Units that are not then Vested shall be forfeited to OraSure on the date of such termination with no payment or issuance of shares to Participant.

2.5

Settlement of Restricted Units. On or as soon as reasonably practicable following the date on which the Restricted Units have become Vested (but no later than 30 days thereafter), OraSure shall issue to Participant one share of OraSure common stock in settlement of each such Vested Restricted Unit (in accordance with the vesting schedule set forth in Section 2.2). The terms of this Agreement, including, but not limited to, the number of such Restricted Units which shall become Vested in accordance with this Agreement and the shares of common stock underlying the Restricted Units, shall be subject to adjustment pursuant to Section 13.2 of the Plan.

3. No Rights as Stockholder; Dividend Equivalents. Participant shall not be entitled to any of the rights of a stockholder with respect to the shares of OraSure common stock underlying the Restricted Units issued hereunder unless and until such shares of OraSure common stock are issued to Participant in settlement of the Restricted Units. Notwithstanding the foregoing, Participant shall be entitled to dividend equivalents in an amount equal to any stock dividends paid and additional shares issued as a result of stock splits occurring during the vesting period with respect to the shares of OraSure common stock underlying any Restricted Units issued hereunder that subsequently become Vested Restricted Units, which dividend equivalent or stock split amount shall be paid or issued to participant in cash or additional shares of common stock, at the discretion of the Committee, at the time such shares of common stock are issued to Participant in settlement of such Vested Restricted Units.

4. Withholding Taxes. Participant shall pay to OraSure, or permit OraSure to withhold from other amounts payable to Participant, as compensation or otherwise, an amount sufficient to satisfy all federal, state, and local withholding tax requirements or tax liability with respect to the Vesting of the Restricted Units and the issuance of shares of OraSure common stock in settlement of such Vested Restricted Units. Alternatively, Participant may, by written notice to the Committee that complies with any applicable timing restrictions imposed pursuant to Rule 16b-3 under the Exchange Act, elect to satisfy all or a part of the withholding tax obligations incident to the Vesting of the Restricted Shares and the issuance of shares of OraSure common stock in settlement of such Vested Restricted Units by having OraSure withhold a portion of the shares of OraSure common stock that would otherwise be issuable to Participant. Such shares will be valued based on their Fair Market Value on the date the tax withholding is required to be made. Any stock withholding with respect to Participant will be subject to such limitations as the Committee may impose to comply with the requirements of the Exchange Act.

5. Other Documents. Participant agrees to furnish OraSure any documents or representations OraSure may require related to the Restricted Units or this Agreement to assure compliance with applicable laws and regulations.

6. Administration. This Agreement and the rights of Participant hereunder are subject to such rules and regulations as the Committee may adopt for administration of the Plan. It is expressly understood that the Committee is authorized to administer, construe, and make all determinations necessary or appropriate to the administration of this Agreement, all of which will be binding upon Participant.

7. Entire Agreement. This Agreement, including terms of the Plan incorporated herein, contains the parties’ entire agreement regarding the Award evidenced hereby and merges and supersedes all prior and contemporaneous discussions, agreements and understandings of every nature relating thereto.

8. No Right to Continued Service. This Agreement shall not confer upon Participant any right to be retained in service by OraSure or its Subsidiaries for any specified period, nor limit the right of OraSure to terminate Participant’s service at any time, for any reason.

9. Certain Defined Terms. When used in this Agreement, the following terms have the meanings specified below:

9.1

“Beginning Price” means, with respect to the Company and the Index, the average of, in the case of the Company, the closing market price of the Company’s common stock on the NASDAQ Stock Market, and in the case of the Index, the Index’s value, for the twenty (20) consecutive trading days beginning with the first trading day of the Performance Period. For the purpose of determining Beginning Price, the value of dividends and other distributions shall be determined by treating them as reinvested in additional shares of stock at the closing market price on the applicable ex-dividend date.

9.2	“Cause” shall have the meaning set forth in the Employment Agreement.

9.3	“Change of Control” shall have the meaning set forth in the Employment Agreement.

9.4	“Change of Control Period” shall have the meaning set forth in the Employment Agreement.

9.5	“Disability” shall have the meaning set forth in the Employment Agreement.

9.6

“Ending Price” means, with respect to the Company and the Index, the average of, in the case of the Company, the closing market price of the Company’s common stock on the NASDAQ Stock Market, and in the case of the Index, the Index’s value, for the twenty (20) consecutive trading days ending on the last trading day of the Performance Period. For the purpose of determining Ending Price, the value of dividends and other distributions shall be determined by treating them as reinvested in additional shares of stock at the closing market price on the applicable ex-dividend date.

9.7	“Good Reason” shall have the meaning set forth in the Employment Agreement.

9.8	“Index” shall mean the NASDAQ Health Care Index (IHXC) or, in the event such index is discontinued or its methodology significantly changed, a comparable index selected by the Company in good faith.

9.9	“Performance Period” shall mean the three (3) year period beginning on January 1, 2022 and ending December 31, 2024.

9.10	“Relative TSR” shall mean the Company’s TSR relative to the TSR of the Index. Relative TSR will be determined as follows:

P=100% + (R – N)

Where:

“P” represents the performance which will be rounded, if necessary, to the nearest whole percentage by application of regular rounding.

“N” represents the Index’s TSR measured over the Performance Period.

“R” represents the Company’s TSR measured over the Performance Period.

Example: If the Company’s TSR is 20% and the Index’s TSR is 4%, the Relative TSR shall be 116% (i.e., 100% + (20% - 4%)).

Relative TSR shall be determined by the Committee in its sole and absolute discretion.

9.11

“Retirement” shall mean the date when Participant terminates employment and retires from the Company and its Subsidiaries after having achieved at least ten (10) years of cumulative service with the Company and/or its Subsidiaries and reached the age of 57 years or older.

9.12

“Revenue Amount” shall mean OraSure’s aggregate consolidated revenues, as reported in OraSure’s audited financial statements for the Performance Period and shall include any revenue resulting from any mergers or acquisitions during the Performance Period.

9.13

“TSR” shall be expressed as a percentage and determined, with respect to the Company and the Index, by dividing: (a) the sum of (i) the difference obtained by subtracting the applicable Beginning Price from the applicable Ending Price plus (ii) all dividends and other distributions during the Performance Period by (b) the applicable Beginning Price and subtracting one from the quotient. Any noncash distributions shall be valued at fair market value. For the purpose of determining TSR, the value of dividends and other distributions shall be determined by treating them as reinvested in additional shares of stock at the closing market price on the applicable ex-dividend date. The TSR for the Company and the Index shall be determined by the Committee in its sole and absolute discretion.

9.14	“TSR Modifier” shall be determined based on the Relative TSR for the Performance Period, as follows:

Relative TSR	TSR Modifier
Less than 85%	85%
Between 85%-90%, inclusive	Equal to the Relative TSR
Between 90%-110%, exclusive	100%
Between 110%-115%, inclusive	Equal to the Relative TSR
Greater than 115%	115%

To the extent the Relative TSR falls in between 85% and 90%, or between the 110% and 115%, the TSR Modifier shall be determined using linear interpolation. The TSR Modifier shall be determined by the Committee in its sole and absolute discretion.

9.15	“Vesting Date” shall mean February 1, 2025.

10. Conflicts. To the extent the terms of this Agreement are inconsistent or in conflict with the terms of the Employment Agreement or the Plan, the terms of this Agreement shall control.

11. Notices. Any notices under this Agreement shall be in writing and shall be effective when actually delivered personally or, if mailed, when deposited as certified mail, directed to OraSure at its principal offices, to Participant at the address maintained in OraSure’s records, or to such other address as either party may specify by notice to the other party.

12. Choice of Law. This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without regard to any contrary conflicts of laws rules.

13. Successorship. Subject to the restrictions on transferability of the Restricted Shares set forth in this Agreement and the Plan, this Agreement shall be binding upon and benefit the parties, their successors and assigns.

IN WITNESS WHEREOF, the parties have each executed this Restricted Unit Inducement Award Agreement on the date set forth below, respectively.

PARTICIPANT	ORASURE TECHNOLOGIES, INC.

By:
[Recipient’s Name]
Title:

Date:
Date: